Exhibit 99.1

Stevanato Group Announces Second Quarter 2021 Financial Results

- Establishes Full Year 2021 Guidance -

PIOMBINO DESE, Italy – August 19, 2021 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the second quarter 2021 and established full-year 2021 guidance.

Second Quarter 2021 Highlights (compared to the same period last year) and Guidance

•	Revenue grew 26% to €204.0 million; all growth was organic

•	Gross margins increased to 31.2%

•	Net profit totaled €34.5 million; or €0.14 of diluted earnings per share (EPS) and included a non-recurring benefit of €4.4 million net profit, or €0.02 diluted EPS

•	Excluding the one-time benefit, adjusted diluted EPS was €0.12

•	EBITDA increased 52% to €61.0 million; adjusted EBITDA grew 30% to €52.4 million

•	Backlog totaled €738.9 million

•

The Company is establishing fiscal-year 2021 guidance and currently expects revenue in the range of €820 million to €830 million; adjusted EPS in the range of €0.43 to €0.47; and adjusted EBITDA in the range of €212 million to €217 million

•

Subsequent to June 30, the Company raised net proceeds of approximately $453.5 million from its initial public offering on the New York Stock Exchange, including a partial exercise of the underwriters’ over-allotment option.

Franco Moro, Chief Executive Officer, stated, “Strong second quarter operational results reflect the demand for our integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. We achieved double-digit revenue growth in both segments and across all geographies. Our financial results reflect solid demand in our core products and, to a lesser extent, the ongoing need for our drug containment solutions that play a vital role in the global rollout of the Covid-19 vaccines. We estimate that approximately 15% of second quarter 2021 revenue was attributable to Covid-19. Our strategic shift in prioritizing our high value solutions helped boost gross margins by 100 basis points over the prior-year period. For the second quarter of 2021, high value solutions accounted for approximately 24% of revenue, compared to 23% for the prior year.”

“The past few months have marked an exciting and important time for Stevanato Group,” said Franco Stevanato, Executive Chairman of the Board of Directors. “We are pleased to have successfully completed our initial public offering and, as a listed company, we look forward to continuing to drive long-term value for all of our stakeholders, including customers, patients, employees, partners and our shareholders.”

Biopharmaceutical and Diagnostic Segment (BDS)

The Biopharmaceutical and Diagnostic Segment delivers a broad range of proprietary products, processes, and services for the containment and delivery of pharmaceutical and biotechnology drugs, reagents, and diagnostic consumables.

The segment benefitted from rising demand in the second quarter. As a result, second quarter revenue grew 23% to €174.8 million compared to the same period last year. Revenue growth was attributable to a 27% increase in the sale of high value solutions, the Company’s proprietary products including EZ-Fill® vials and cartridges, as well as a 21% increase in traditional containment and delivery partly due to the ongoing demand from the continuing impact of Covid-19 on our industry. In the second quarter, high value solutions accounted for 28% of BDS Segment revenue, compared to 27% the prior year.

Gross margin and operating margin expansion in the second quarter was due, in part, to an increase in more accretive high value solutions and business optimization efforts compared to the same period last year.

Engineering Segment

The Engineering Segment develops equipment and technology for assembly, visual inspection, packaging, serialization, glass conversion, as well as comprehensive after-sales support to provide end-to-end solutions to the pharmaceutical, biotechnology and diagnostic manufacturing processes.

For the second quarter, Engineering Segment (third parties) revenue grew by 50% to €29.1 million compared to the prior year. The segment benefitted from growth across all business lines including glass conversion machines, visual inspection systems, as well as assembly and packaging machines.

Margin expansion, compared to the prior-year period, was driven by an increase in after-sales activities to support customers and improved synergies across the Company’s manufacturing network.

Liquidity and Balance Sheet

As of June 30, 2021, cash and cash equivalents totaled €100.8 million. For the second quarter, cash from operating activities increased to €54.1 million. Capital expenditures totaled €23.7 million in the second quarter, as the Company continued to invest in increasing capacity for its high value solutions to meet growing customer demand. As a result, free cash flow (defined as cash from operating activities excluding interests paid and received, less property, plant, and equipment and intangible assets on a cash basis) was €31.3 million.

The Company believes that its cash and cash equivalents, cash generated from operating activities together with availability under its existing debt facilities and net proceeds of approximately $453.5 million raised in its IPO, will be adequate to address liquidity needs based on its current expectations of business operations, capital expenditures and scheduled payments under its debt obligations.

On July 20, 2021, we completed our initial public offering, at completion of which we received aggregate net proceeds of approximately $439.2 million, after deducting underwriting discounts and commissions and offering expenses. On August 18, the underwriters further purchased 712,796 additional newly issued shares from the Company to cover over-allotments driving the total net proceeds of the offering to approximately $453.5 million.

Full Year 2021 Guidance

Stevanato Group continues to expand its role in the pharmaceutical value chain. The Company has established full year 2021 guidance that demonstrates a sharp focus on executing against its long-term strategic plan.

The Company currently estimates that it has visibility of approximately 94% of full year forecasted revenue for fiscal 2021, comprised of first half 2021 revenue contributions plus currently estimated backlog for the second half.

The Company currently expects:

•	revenue in the range of €820 million to €830 million, which represents year-over-year growth between 24% and 25% compared to revenue of €662.0 million for fiscal year 2020,

•	adjusted diluted EPS in the range of €0.43 to €0.47 (assumes weighted average shares outstanding of approximately 252.7 million),

•	adjusted EBITDA in the range of €212 million to €217 million, which represents growth between 33% and 35% compared to fiscal year 2020, and,

•	high value solutions to range between 25% and 26% of revenue for 2021.

Mr. Moro concluded, “Our overall approach of increasing capacity in the fastest growing markets, embedding scientific and technological advancements in our portfolio and broadening our services and geographic reach is the cornerstone of driving value to our customers. We are a mission critical partner in the pharmaceutical value chain, and we are responding to an ever-growing demand from customers across the pharmaceutical, bio-tech and life sciences industries.”

Conference Call and Webcast

The Company will host a conference call to discuss the results and business expectations at 8:30 a.m. Eastern Time today (14:30 CET). Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Financial Results” page, under the Financial Information tab of the Company’s Investor Relations section of its website.

To participate on the call please dial

United States: +1 855 979 6654

Italy: +39 800 684 570

International: +44 20 3936 2999

Access Code: 627926

Preregistration:

Listeners are encouraged to preregister for the call via the following link: www.incommglobalevents.com/registration/client/8297/stevanatoearnings-call/, whereupon you will be provided with a unique dial-in number and access code.

For Participants that do not preregister:

A live broadcast of the conference call will also be available online at the following link: www.incommuk.com/customers/online (access code 627926).

Replay:

An online archive of the broadcast will be available at the website shortly after the live call and will be available through Thursday 2 September 2021. The recording will be accessible via the following link: www.incommglobalevents.com/replay/6516/stevanato-earnings-call/ (access code 776594).

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward-Looking Statements

This press release contains certain forward-looking statements which include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, and other similar terminology. Forward-looking statements contained in this prospectus include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses, and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; and our goals and strategies. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements : (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) significant interruptions in our operations could harm our business, financial condition and results of operations; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; and (x) our business may be harmed if our customers discontinue or spend less on research, development, production or other scientific endeavors; (xi) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors. This list is not exhaustive.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements. This press release also contains certain estimates regarding the Company’s future prospects and performance, including, but not limited to, future revenues and earnings per share, capital deployment. All such statements and projections are based upon current expectations of the Company and involve a number of business risks and uncertainties. The Company disclaimers any current intention to update such guidance, except as required by law.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, see Part II, Item 1A. entitled “Risk Factors” in the Company’s Quarterly Report on Form 6-K for the quarterly period ended June 30, 2021 and “Risk Factors” in our registration statement on Form F-1, dated July 16, 2021 and which was filed with the U.S. Securities and Exchange Commission in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on July 16, 2021.

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months ended June 30,				For the six months ended June 30,
	2021	%	2020	%	2021	%	2020	%
Revenue	€204.0	100.0%	€161.8	100.0%	€396.8	100.0%	€298.2	100.0%
Costs of sales	140.3	68.8%	113.0	69.8%	267.7	67.5%	209.9	70.4%

Gross Profit	63.7	31.2%	48.9	30.2%	129.1	32.5%	88.4	29.6%
Other operating Income	2.3	1.1%	1.8	1.1%	5.5	1.4%	2.1	0.7%
Selling and Marketing Expenses	5.4	2.7%	5.1	3.1%	11.3	2.8%	11.3	3.8%
Research and Development Expenses	6.9	3.4%	3.8	2.4%	12.7	3.2%	7.8	2.6%
General and Administrative Expenses	6.0	3.0%	14.6	9.0%	20.0	5.0%	28.8	9.7%

Operating Profit	47.6	23.3%	27.1	16.8%	90.5	22.8%	42.5	14.3%
Finance Income	2.3	1.1%	3.8	2.4%	4.3	1.1%	9.5	3.2%
Finance Expense	2.4	1.2%	3.4	2.1%	5.6	1.4%	13.6	4.6%
Share of Profit of an Associate	0.4	0.2%	0.2	0.1%	0.4	0.1%	0.2	0.1%

Profit Before Tax	47.9	23.5%	27.8	17.2%	89.6	22.6%	38.6	12.9%

Income Taxes	13.4	6.6%	7.1	4.4%	18.6	4.7%	10.6	3.6%

Net Profit	€34.5	16.9%	€20.7	12.8%	€71.0	17.9%	€27.9	9.4%

Earnings per share
Basic earnings per common share	€0.14		€0.09		€0.29		€0.12
Diluted earnings per common share	€0.14		€0.09		€0.29		€0.12

Average common shares outstanding	241.0		240.5		240.8		240.5
Average shares assuming dilution	241.0		240.5		240.8		240.5

Report Segment Information

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2021	2020	2021	2020
Revenue
Biopharmaceutical and Diagnostic Solutions	175.1	142.6	335.9	263.2
Engineering	43.0	31.5	83.0	63.2
Adjustments, eliminations, and unallocated items	(14.1)	(12.3)	(22.1)	(28.2)

Consolidated Total	204.0	161.8	396.8	298.2

Gross Profit
Biopharmaceutical and Diagnostic Solutions	57.6	44.4	114.8	79.8
Engineering	7.7	4.6	16.5	10.7
Adjustments, eliminations, and unallocated items	(1.6)	(0.2)	(2.2)	(2.1)

Consolidated Total	63.7	48.8	129.1	88.4

Gross Profit Margin	31.2%	30.2%	32.5%	29.6%

Operating Profit
Biopharmaceutical and Diagnostic Solutions	39.5	28.9	79.9	46.3
Engineering	3.4	0.9	7.8	3.2
Adjustments, eliminations, and unallocated items	4.7	(2.7)	2.9	(7.0)

Consolidated Total	47.6	27.1	90.5	42.5

Operating Profit Margin	23.3%	16.8%	22.8%	14.3%

Consolidated Statement of financial position (Unaudited)

(Amounts in € millions)

(Amounts in € millions)	As of June 30, 2021	As of December 31, 2020
- Intangible assets	79,7	81,1
- Right of use assets	24,1	25,4
- Property, plant, and equipment	341,7	313,7
- Other non-current financial assets	4,5	8,1
- Deferred tax assets	45,1	45,6

Non-current assets	495,2	473,9

- Inventories	149,7	139,4
- Contract Assets	48,5	39,4
- Trade receivables	135,8	127,8
- Trade payables	(100,6)	(118,7)
- Advances from customers	(46,7)	(48,4)
- Contract Liabilities	(6,5)	(5,0)

Trade working capital	180,3	134,5

- Other liabilities (net of receivables)	(48,5)	(33,8)

Net working capital	131,8	100,7

- Deferred tax liabilities	(13,8)	(11,6)
- Employees benefits	(10,5)	(29,7)
- Provisions	(4,1)	(4,4)
- Other non-current liabilities	(1,8)	(1,8)

Total non-current liabilities and provisions	(30,3)	(47,5)

Capital employed	596,6	527,0

Net debt	(215,2)	(216,9)

Equity	(381,5)	(310,1)

Total equity and net debt	(596,6)	(527,0)

Non-GAAP Financial Information

This press release contains non-GAAP measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, CAPEX, Adjusted Diluted EPS, Net Debt1, and Free Cash Flow. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Non-GAAP Measures (Unaudited)

Reconciliation of Net Debt

(Amounts in € millions)

(Amounts in € millions)	As of June 30, 2021	As of December 31, 2020
Non-current financial liabilities	264.6	294.1
Current financial liabilities	80.7	81.2
Financial Receivables from associate (1)	(1.3)	(1.3)
Other current financial assets	(27.9)	(41.5)
Cash and cash equivalents	(100.8)	(115.6)

Net Debt	215.2	216.9

(1)	The Financial Receivable granted to the associate Swissfillon AG is included in line “Other non-current financial assets” of the Interim condensed consolidated statements of financial position.

Reconciliation of EBITDA

(Amounts in € millions)	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June, 30		Change	For the six months ended June, 30		Change
	2021	2020	%	2021	2020	%
Net Profit	34.5	20.7	66.7	71.0	27.9	154.5
Income Taxes	13.4	7.1	88.7	18.6	10.6	75.5
Finance Income	(2.3)	(3.8)	(39.5)	(4.3)	(9.5)	(54.7)
Finance Expenses	2.4	3.4	(29.4)	5.6	13.6	(58.8)
Share of Profit of an Associate	(0.4)	(0.2)	100.0	(0.4)	(0.2)	100.0
Operating Profit	47.6	27.1	75.6	90.5	42.5	112.9
Depreciation and Amortization	13.4	13.1	2.3	26.4	25.7	2.7
EBITDA	61.0	40.2	51.7	116.9	68.2	71.4

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes, Net

Profit and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	61.0	47.6	13.4	34.5	0.14
Adjusting items:
Restructuring and related charges (2)	0.7	0.7	0.2	0.5	0.00
Incentive Plans Settlement (3)	(7.8)	(7.8)	(4.0)	(3.8)	(0.02)
IPO costs reversed (booked as at March, 31 2021)(4)	(1.5)	(1.5)	(0.4)	(1.1)	(0.00)

Adjusted	52.4	39.0	9.2	30.1	0.12

Adjusted Margin	25.7%	19.1%

Six months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	116.9	90.5	18.6	71.0	0.29
Adjusting items:
Restructuring and related charges (2)	1.0	1.0	0.3	0.7	0.00
Incentive Plans Settlement (3)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
Tax Incentive - Patent Box(5)	—	—	5.5	(5.5)	(0.02)

Adjusted	108.0	81.6	19.6	61.1	0.25

Adjusted Margin	27.2%	20.6%

Three months ended June 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	40.2	27.1	7.1	20.7	0.09
Adjusting items:	—	—	—	—	—

Adjusted	40.2	27.1	7.1	20.7	0.09

Adjusted Margin	24.8%	16.7%

Six months ended June 30, 2020	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	68.2	42.5	10.6	27.9	0.12
Adjusting items:	—	—	—	—	—

Adjusted	68.2	42.5	10.6	27.9	0.12

Adjusted Margin	22.9%	14.2%

(2)

During the three and the six months ended June 30, 2021, the Group recorded € 0.7 million and € 1.0 million respectively in restructuring and related charges for the consolidation of Balda plants in the U.S.

(3)

During the three and the six months ended June 30, 2021, the Group recorded € 7.8 million and € 9.9 million respectively, within general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.

(4)	During the three months ended June 30, 2021, the Group reversed the IPO project costs prudentially accrued at P&L as of March 31, 2021.
(5)

During the first quarter 2021, the Group reached an agreement with Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive € 5.5 million tax saving for the financial years 2016-2020.

Reconciliation of Revenue to Constant Currency Revenue (6)

(Amounts in € millions)

Three months ended June 30, 2021	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue	174.9	29.1
Effect of changes in currency translation rates	4.0	—

Constant Currency Revenue	178.9	29.1

Six months ended June 30, 2021	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue	335.4	61.4
Effect of changes in currency translation rates	9.8	(0.1)

Constant Currency Revenue	345.2	61.3

(6)

Constant currency revenue translates the current-period reported revenue of subsidiaries whose functional currency is other than the Euro at the applicable foreign exchange rates in effect during the comparable prior-year period.

In the second quarter 2021, revenue on a constant currency basis grew by 25.5% and by 50.2% in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment respectively.

In the first half 2021, revenue on a constant currency basis grew by 31.3% and by 73.0% in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment respectively.

Reconciliation of 2021 Guidance for Operating Profit, EBITDA, Adjusted EBITDA, Adjusted Net Profit and

Adjusted Diluted (Unaudited)

(Amounts in € millions, except per share data)

	2021 Guidance
	Operating Profit	Depreciation and Amortization	EBITDA	Net Profit	Diluted EPS
Reported	155.5 – 160.5	58.5	214.0 – 219.0	113.0 – 122.8	0.45 – 0.49
Adjusting items
Restructuring and Related Charges	1.6	—	1.6	1.1	0.00
Incentive Plans Settlement	(9.9)	—	(9.9)	(5.1)	(0.02)
Tax Incentive – Patent Box		—		(5.5)	(0.02)
One-time Bonus to Employees	6.5	—	6.5	4.9	0.02

Adjusted	153.5 – 158.5	58.5	212.0 – 217.0	109.0 - 118.8	0.43 – 0.47

Cash Flow Items (Unaudited)

(Amounts in € millions)

	For the six months ended June 30,	For the six months ended June 30,
	2021	2020
Cash flow from operating activities	60.0	44.6
Cash flow used in investing activities	(46.7)	(43.5)
Cash flow from/ (used in) financing activities	(29.8)	20.4

Net change in cash and cash equivalents	(16.6)	21.6

Free Cash Flow (Unaudited)

(Amounts in € millions)

(Amounts in € millions)	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Cash Flow from Operating Activities	54.1	53.9	60.0	44.6
Interest paid	1.1	1.3	2.3	2.4
Interest received	(0.2)	(0.1)	(0.3)	(0.4)
Purchase of property, plant, and equipment	(22.3)	(17.3)	(44.1)	(41.4)
Purchase of intangible assets	(1.4)	(1.5)	(2.1)	(2.1)

Free Cash Flow	31.3	36.3	15.8	3.1

Contacts:
Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

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